March 20, 2020

Bernie G. Wolford, Jr.
Chief Executive Officer
Pacific Drilling S.A.
8-10 Avenue de la Gare
L-1610 Luxembourg

       Re: Pacific Drilling S.A.
           Registration Statement on Form S-3
           Filed March 13, 2020
           File No. 333-237141

Dear Mr. Wolford:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Dionne M. Rousseau